Via Facsimile and U.S. Mail
Mail Stop 6010


June 22, 2005


Mr. Don Waite
Chief Financial Officer and Secretary
Dialysis Corporation of America
27 Miller Avenue
Lemoyne, PA  17043

Re:	Dialysis Corporation of America
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 30, 2005
	File No. 000-08527

Dear Mr. Waite:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and ..., page 36

Results of Operations, page 39

1. Please provide to us the following about your accounting for revenue and accounts receivable:

* The steps you take in collecting accounts receivable, including patient co-payments;

* Your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded, including any thresholds (amount and age); and,

* State whether your billing system generates contractual adjustments based on fee schedules for the patient`s insurance plan for each patient encounter or if an estimate of contractual allowances is made; if an estimate is made, state what factors are considered in determining the estimate.

2. Please explain to us the following: (a) why your receivables balance at December 31, 2004 increased substantially higher than your total sales for 2004, (b) why your allowance increased during 2004 and (c) why bad debt expense decreased during 2003 as compared to 2002, and increased during 2004 as compared to 2003.

3. Please provide to us the following information about your accounts receivable:

* For each period presented, tell us and quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example, for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.

Explain and quantify the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.
Disaggregate self-payors from the commercial insurers and private payors in your comparative tabular format for payor mix concentrations and include the related aging of accounts receivable.
The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, indicate the past due amounts and a breakdown by payor classification (i.e. Medicare,
Medicaid, managed care and other, and self-pay). We would expect self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, explain to us that fact and clarify how this affects your ability to estimate your allowance for bad debts.
* If you have amounts that are pending approval from third party payors (i.e. Medicaid pending), please provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and provide the historical percentage of amounts that get reclassified into self-pay.

* The days sales outstanding for each period presented.

Notes to Consolidated Financial Statements, page F-8

4. Please tell us the nature, terms and amounts of the put and call options on the assets of the Georgia facility and tell us how you have accounted for them. In addition, please explain to us whether the options are subject to the requirements of SFAS 133 and how your accounting and disclosures comply with SFAS 133. If you believe that the options are not subject to SFAS 133, please cite the specific literature (by pronouncement and paragraph) that supports your accounting.

Note 1 - Summary of Significant Accounting Policies, page F-8

Estimates, page F-8

5. Please explain to us how you account for vendor volume discounts, where you present them on your statements of operations, and tell us how both comply with EITF 02-16.

Accrued Expenses, page F-10

6. Please explain to us what "due to insurance companies" represents and how you account for it.

Item 9A.  Controls and Procedures, page 45

7. Please tell us the conclusion that your President and Chief Executive Officer and the Principal Financial Officer reached about the effectiveness of your disclosure controls and procedures. In addition, please tell us how your disclosures comply with Item 307 of
Regulation S-K.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Don Waite
Dialysis Corporation of America
June 2022, 2005
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